RocketFuel Blockchain, Inc.

201 Spear Street, Suite 1100

San Francisco, CA 94105

(424) 256-8560 ● (310) 388-0582 (fax)

Bennett J. Yankowitz

Chief Financial Officer

b.yankowitz@rocketfuel.inc

April 18, 2023

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Comment Letter dated March 15, 2023

Ladies and Gentlemen:

This letter responds to the comments made to RocketFuel Blockchain, Inc. (the “Company”) in your letter of March 15, 2023. The numbered paragraphs below correspond to the numbered comments in your letter.

1. The Company’s business model is software as a service (“SaaS”), namely the development and provision of software to customers for their transaction processing needs. In most cases, SaaS startups develop software for clients but retain the rights to that software through a company-hosted cloud provider. If a company is hosting the software, it can use ASC 350. Under this accounting guidance, the Company can apply “internal use” software development rules as it is not transferring the software license but rather granting a right to use the software. However, if a SaaS company plans to develop, sell or license the rights to the software to a customer, the company will need to follow the guidelines in ASC 985-20 instead. The Company believes that its model more closely matches the ASC 350 model.

Under ASC 350, the accounting for internal-use software varies, depending upon the stage of completion of the project. The relevant accounting is noted below.

Stage 1. Preliminary. All costs incurred during the preliminary stage of a development project should be charged to expense as incurred. This stage includes making decisions about the allocation of resources, determining performance requirements, conducting supplier demonstrations, evaluating technology, and supplier selection.

RocketFuel Blockchain, Inc.

Securities and Exchange Commission

April 18, 2023

Stage 2. Application Development. The company should capitalize the costs incurred to develop internal-use software, which may include coding, hardware installation, and testing. Any costs related to data conversion, user training, administration, and overhead should be charged to expense as incurred. Only the following costs can be capitalized:

●	Materials and services consumed in the development effort, such as third-party development fees, software purchase costs, and travel costs related to development work.

●	The payroll costs of those employees directly associated with software development.

●	The capitalization of interest costs incurred to fund the project.

Stage 3. Post-Implementation. The company should charge all post-implementation costs to expense as incurred. Samples of these costs are training and maintenance costs.

It is the Company’s view that it is currently in Stage 2 of its software development, during which all direct software development costs are to be capitalized. The transition point between Stage 1 and Stage 2 occurred concurrent with the employment of its chief technology officer on approximately October 1, 2021. The Company then began to add software development employees and contractors to perform the direct costs as described in Stage 2 above.

The Company performed an analysis of R&D costs by general ledger account and also by vendor to extract the software development costs that should be capitalized for the relevant period. Amortization of amounts capitalized will occur over the three-year period beginning with the completion of Stage 2 of development. All Stage 3 costs will be expensed as incurred.

2. Our revised disclosure would be as follows:

Our revenues are generated from (i) fees charged in connection with the implementation of our software platform; (ii) ongoing daily transactional fees derived as a negotiated percentage of the transactional revenues paid by our merchant customers and (iii) software development fees.

Our revenue recognition policy follows the guidance from Accounting Standards Codification (“ASC”) 606, “Revenue Recognition,” and Accounting Standards Update No. 2014-09 - Revenue from Contracts with Customers (Topic 606) which provide guidance on the recognition, presentation, and disclosure of revenue in financial statements. We determine revenue recognition through the following steps: (i) identification of the contract, or contracts, with a customer; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations in the contract and (v) recognition of revenue when a performance obligation is satisfied. Collectability is assessed based on a number of factors, including the creditworthiness of a client, the size and nature of a client’s website and transaction history. Amounts billed or collected in excess of revenue recognized are included as deferred revenue. An example of this deferred revenue would be arrangements where clients request or are required by us to pay in advance of delivery.

RocketFuel Blockchain, Inc.

Securities and Exchange Commission

April 18, 2023

Revenue from fees charged in connection with the implementation of our software platform are recognized over the term specified in the contract with the merchant, which is primarily one year. Revenues from ongoing daily transactional fees derived as a negotiated percentage of the transactional revenues paid by our merchant customers are recognized when each transaction occurs. Revenues from software development contracts are recognized at the time each performance obligation set forth in the contract has been completed, in the amounts allocated to the completed obligation, and as all measurements and criteria for revenue recognition are satisfied.

3. Our contract terms fall into the following categories:

(a) Merchant Services Agreements with eCommenrce Merchants. These generally provide for a transaction fee expressed as a percentage of each transaction processed, which is deducted from the settlement payment made to the merchant. Settlements are typically made on a daily basis. These amounts are included in revenue as of the date of the transaction.

(b) B2B Cross-Border Transfers. These services consist of transfers between offices or subsidiaries of a commercial customer using stablecoins such as USDT. We charge a transaction fee expressed as a percentage of each transaction processed, which is deducted from settlement payment made to the customer. These amounts are included in revenue as of the date of the transaction.

(c) Software Implementation Fees. We sometimes charge the merchant an upfront software implementation fee. Our software setup activities do not transfer a good or service to the customer and, therefore, do not give rise to a performance obligation. Under ASC 606 25-27, an entity transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time, if one of the following criteria is met:

(i) The customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs (see paragraphs 606-10-55-5 through 55-6).

RocketFuel Blockchain, Inc.

Securities and Exchange Commission

April 18, 2023

(ii) The entity’s performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced (see paragraph 606-10-55-7).

(iii) The entity’s performance does not create an asset with an alternative use to the entity (see paragraph 606-10-25-28), and the entity has an enforceable right to payment for performance completed to date (see paragraph 606-10-25-29).

The Company recognizes software implementation fees over the term specified in the contract, which is primarily one year. The Company is responsible for the operation, monitoring and maintenance of its eCommerce payments platform and undertakes reasonable measure to ensure reliability and performance of the services. Although the Company completes the setup or implementation services to onboard the merchant, it is the Company’s position that the customer receives and consumes the benefits as the Company performs its services over the life of the contract.

(d) Software Development Fees. The Company from time-to-time contracts to provide white label or other software pursuant to a license contract. In this case the Company may receive all or a substantial portion of the license fee upon the execution of the contract. These contracts typically contain several separate performance obligations, such as the delivery of detailed specifications and mock-ups, delivery of a preliminary product for testing, and delivery of the final product. In this case, the Company recognizes contracted software development fees at the time each performance obligation set forth in the contract been completed, in the amounts allocated to the completed obligation, and as all measurements and criteria for revenue recognition are satisfied.

Regarding your Risk Factors comments:

●	Credit Risk. The Company does not take on any credit risk and has no current plans to do so. This Risk Factor will accordingly be revised in our upcoming Form 10-K for fiscal 2024.

●	Pricing Formulas. Please see the preceding discussion concerning our pricing formulas.

●	Control of Funds. While the Company does store shoppers’ API keys, it does not have access to a shopper’s cryptocurrency until he or she makes a purchase on our platform. Before the platform can transfer cryptocurrency from the shopper’s exchange account, the shopper must enter a two-factor authorization (2FA) code to authorize the exchange to make the transfer. The user may revoke the permissions at any time. For this reason, we do not believe that we control the funds. Our software merely automates the process of a shopper transferring cryptocurrency from the shopper’s account to the merchant, and in doing so we are merely acting as an agent of the merchant.

RocketFuel Blockchain, Inc.

Securities and Exchange Commission

April 18, 2023

4. The paragraph referenced in Note 9 to our financial statements states that we issued 10,000 shares of common stock to a customer in exchange for the customer’s agreement to be an early adopter of our blockchain technology. Our written agreement with the customer required it to provide testimonials for public dissemination, to participate in webinars, conference calls and press events, and to provide detailed feedback to the Company’s staff concerning the performance, ease of use, features that may be missing, and any bugs encountered during the use of the Company’s products.

Under ASC 606-10-32-25(C), consideration payable to a customer includes equity instruments (liability or equity classified) granted in conjunction with selling goods or services (for example, shares, share options, or other equity instruments). An entity shall account for consideration payable to a customer as a reduction of the transaction price, and, therefore, of revenue unless the payment to the customer is in exchange for a distinct good or service (as described in paragraphs 606-10-25-18 through 25-22) that the customer transfers to the entity. Under ASC 606-10-32-25A, equity instruments granted by an entity in conjunction with selling goods or services shall be measured and classified under Topic 718 on stock compensation. The equity instrument shall be measured at the grant date in accordance with Topic 718 (for both equity-classified and liability-classified share-based payment awards). Under ASC 606-10-32-26, if consideration payable to a customer is a payment for a distinct good or service from the customer, then an entity shall account for the purchase of the good or service in the same way that it accounts for other purchases from suppliers.

The Company believes that the issuance of the shares constituted payment to the customer in exchange for distinct services, and therefore that it need not be accounted for as a reduction in the transaction price and, therefore, revenue.

5. The company has not issued any tokens to date, and, due to market conditions, has no current plans to do so. The rights, privileges, obligations and characteristics of the tokens, including the blockchain on which these tokens exist and how they are distributed and exchanged, have not yet been determined. The Company is currently developing its loyalty program on the model of an airline milage points program, where shoppers will be issued points for use with any merchant using our payments platform. Points will have restricted transferability and will not be tokenized at this time. If and when we resume the token program, our current intention is as follows: (i) pre-sale agreements for tokens will be offered only to non-U.S. Persons in an offering under Regulation S and (ii) the tokens when issued by our BVI subsidiary will be done so through an offering pursuant to Form F-1 or Regulation A.

RocketFuel Blockchain, Inc.

Securities and Exchange Commission

April 18, 2023

6. As stated above, the Company has not issued any tokens to date, and, due to market conditions, has no current plans to do so. The terms of any staking program have not yet been determined.

7. Again, the details of the token program have not yet been determined. We will include in our Form 10-K for fiscal 2024 a separate risk factor discussing the current and potential future regulatory risks associated with your use of digital engagement practices.

8. As the details of the token program have not yet been determined, the Company cannot provide the requested information at this time. As stated in paragraph 5 above, our present intention is to issue any pre-sale contracts under Regulation S and to register the tokens on Form F-1 or under Regulation A.

9. Any determination that the tokens would not be a security under Section 2(a)(1) of the Securities Act of 1933 would be made at such time, and with the advice of counsel, when the tokens meet the criteria set forth in the Commission’s rules and regulations, including the “Framework for “Investment Contract” Analysis of Digital Assets.”

10. No exchanges have yet been identified. Any listings on foreign exchanges would be conditioned upon ensuring compliance with Regulation S and other relevant securities laws.

11. We do not intend to develop any NFT’s. The reference was to potential merchant customers on our platform who may be selling NFT’s.

12. We will provide the requested disclosure in future filings.

13. We have not yet determined the details of the tokens to enable us to answer these questions.

14. We will provide the requested disclosure in future filings.

15. We will provide the requested disclosure in future filings.

16. We have not yet determined the details of the tokens to enable us to answer these questions.

17. The Company settled its lawsuit with a former officer and director, in which the Company was seeking damages in excess of $20 million. As the defendant did not have the funds to pay any settlement amount in cash, the parties agreed to a settlement payment in the form of shares of our common stock. The transaction was not a “stock buyback,” which would have required that there be no impact on the statement of operations. The Company takes the position that this transaction should be treated as a gain from the settlement of litigation and reported as other income on the statement of operations. The amount of the gain was readily ascertainable form the market value of the surrendered shares.

18. We will revise as requested in future filings.

Please let me know if you have additional questions.

Sincerely,

/s/ Bennett J. Yankowitz
Bennett J. Yankowitz
Chief Financial Officer